UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark one)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission file number 001-32426
(Full title of the plan and the address of the plan, if different from that of the issuer named below)
Wright Express Corporation Employee Savings Plan
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)
Wright Express Corporation
97 Darling Avenue
South Portland, ME 04106

APPENDIX 1
WRIGHT EXPRESS CORPORATION
EMPLOYEE SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2005
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE PERIOD FROM FEBRUARY 23, 2005 (DATE OF INCEPTION) TO DECEMBER 31, 2005
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Wright Express Corporation
Employee Savings Plan
Table of Content
Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
Wright Express Corporation Employee Savings Plan
South Portland, Maine
We have audited the accompanying statement of net assets available for benefits of Wright Express Corporation Employee Savings Plan (the “Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the period from February 23, 2005 (date of inception) to December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the period from February 23, 2005 (date of inception) to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
DELOITTE & TOUCHE LLP
June 23, 2006

Wright Express Corporation
Employee Savings Plan
Statement of Net Assets Available for Benefits
December 31, 2005

Assets:
Participant–directed investments	$19,186,128

Receivables:
Employee contributions	82,188
Employer contributions	48,958
Loan repayments	5,589
Accrued income	433

Total receivables	137,168

Total Assets	19,323,296

Liabilities
Payable for investment purchased	136,734

Net assets available for benefits	$19,186,562

See notes to financial statements.

Wright Express Corporation
Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Period from February 23, 2005 (Date of Inception) to December 31, 2005

Additions:
Contributions:
Participants	$1,887,730
Employer	1,130,895
Rollover	208,721

Total contributions	3,227,346

Investment income:
Net appreciation in fair value of investments	945,700
Dividends	656,031
Interest	16,500

Net investment income	1,618,231

Total additions	4,845,577

Deductions:
Benefits paid to participants	402,528
Administrative expenses	860

Total deductions	403,388

Net increase in net assets before transfers	4,442,189

Transfer from Cendant Corporation Employee Savings Plan	14,744,373

Net increase	19,186,562

Net assets available for benefits:
Beginning of period	—

End of period	$19,186,562

See notes to financial statements.

Wright Express Corporation
Employee Savings Plan
Notes to Financial Statements
December 31, 2005
1. DESCRIPTION OF THE PLAN
The following description of the Wright Express Corporation Employee Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan documents for more information.
General
The Plan is a defined contribution plan established on February 23, 2005, by Wright Express Corporation (the “Company”) under the provisions of Section 401(a) of the Internal Revenue Code (the “Code”) and includes a qualified cash or deferred arrangement satisfying the safe harbor requirements of Sections 401(k)(12) and 401(m)(11) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan Administrator is the Benefits Committee as designated by the Company’s Board of Directors. Merrill Lynch is the trustee of the Plan. Net assets of $14,744,373, related to former Cendant Corporation employees, were transferred from the Cendant Corporation Employee Savings Plan to the Plan on February 23, 2005.
Eligibility
Each employee, who as of the date immediately prior to February 23, 2005, was eligible to participate in a qualified defined contribution plan of Cendant Corporation, the Company’s former parent company, became a participant on the later of (i) February 23, 2005, or (ii) the date such employee ceased participation in such other qualified defined contribution plan. Employees of the Company who were not prior employees of Cendant Corporation are eligible to participate in the Plan on the first day of the Plan year or the first day of every month during the Plan year coincident with or next following the later of such regular employee’s commencement of employment or the attainment by such employee of age eighteen (18).
Contributions
Each year, participants may contribute up to 20% of their pretax annual compensation, as defined in the Plan, subject to limitations stipulated by the Code. The Company contributes to the participants’ contribution accounts an amount equivalent to 100% of the first 6% of participant’s contributions to any investment option. These contributions can be redirected by participants. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants who are at least 50 years of age may make an additional contribution.
Participant Accounts
An individual account is maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and allocations of Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments
Participants direct the investment of their contributions and the Company matching contributions into various investment options offered by the Plan. Company contributions match individual participant’s investment directives. The Plan currently offers eighteen mutual funds, the Wright Express Stock Fund and one common collective trust fund as investment options for participants.
Vesting
Participants have full and immediate vesting rights in their contributions and Company matching contributions, investment earnings and other amounts allocated to their accounts at all times.

Wright Express Corporation
Employee Savings Plan
Notes to Financial Statements
December 31, 2005
1. DESCRIPTION OF THE PLAN (Continued)
Participant Loans
Participants may borrow against their Plan accounts up to the maximum of $50,000 or 50 percent of their account balances, whichever is less. The term of the loan may not exceed five years, and the interest rate will be equal to the interest rate equivalent to that charged by major financial institutions. This provides the Plan with a return commensurate with the interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest are paid ratably through payroll deductions. If a participant’s employment terminates for any reason, the loan will become immediately due and payable and must be paid within 90 days from the date of termination. The interest rate on loans outstanding at December 31, 2005, range from 5.00 percent to 10.50 percent.
Benefit Payments
On termination of service a participant may elect either to receive a lump sum distribution of the participant’s account balance, or payment in installments over a period permissible under the Code, or leave the funds in the Plan for later distribution. Distributions from all investment options are made in cash.
2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan utilizes various investment instruments, including mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Quoted market prices are used to value investments in common stock. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at the outstanding loan balances, which approximate the cost.
The fair value of investments that do not have readily ascertainable market values (such as common collective trusts) have been estimated by the trustee based on the underlying assets of the portfolio. These investments aggregate to $2,270,598 or 11.8 percent of the Plan assets at December 31, 2005.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in the mutual funds and common collective trust are deducted from income earned on a daily basis and are not separately reported.

Wright Express Corporation
Employee Savings Plan
Notes to Financial Statements
December 31, 2005
3. INVESTMENTS
The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2005:

Merrill Lynch Preservation Trust	$2,270,598
Harbor Small Cap Value Investor	2,835,110
ING International Value Fund CL A	1,581,421
PIMCO Total Return Fund CL A	2,003,048
Allianz CCM Capital Appreciation Fund A	1,424,054
Allianz OCC Renaissance Fund A	1,242,617
Davis NY Venture Fund CL A	1,468,545
During the period from February 23, 2005 (date of inception), to December 31, 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual Funds	$945,511
Wright Express Common Stock Fund	189

$945,700

4. INCOME TAX STATUS
The Plan document has not been submitted to the Internal Revenue Service for a determination of its qualified status. However, the Company’s management believes that the Plan has been designed and is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income tax has been included in the Plan’s financial statements.
5. EXEMPT PARTY-IN-INTEREST TRANSACTION
Certain plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. As of December 31, 2005, the Plan held 2,561.5 shares of common stock of the Company, the sponsoring employer, with a cost basis of $56,217. No dividends were recorded by the Plan related to the Company stock. These transactions qualify as exempt party-in-interest transactions
6. ADMINISTRATIVE EXPENSES
Substantially all of the administrative expenses are paid for by the Company. If the Company does not pay the expenses, they shall be paid from the Plan.
7. PLAN TERMINATION
Although the Company has not expressed any intent to terminate the Plan, it has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, the net assets of the Plan are set aside, first, for payment of all Plan expenses and, second, for distribution to the participants, based upon the balances in their individual accounts.

SUPPLEMENTAL SCHEDULE

Wright Express Corporation
Employee Savings Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2005

a)	b) Identity of Issue, borrower, lessor or similar party	c) Description of Investment	d) Cost	e) Current Value

	Lord Abbott	Bond Debenture Fund	**	$118,627
	PIMCO	Total Return Fund	**	2,003,048
	Oppenheimer	Quest Balanced Value Find	**	390,033
	Oakmark	Equity and Income Fund	**	575,090
	Allianz	CCM Capital Appreciation Fund	**	1,424,054
	Davis	New York Venture Fund	**	1,468,545
	Massachusetts Investors	Growth Stock Fund	**	777,440
	Oppenheimer	Capital Appreciation Fund	**	698,644
*	Merrill Lynch	S&P 500 Index Fund	**	395,843
	MFS	Mid Cap Growth Fund (A)	**	553,783
	Allianz	OCC Renaissance Fund (A)	**	1,242,617
	Manager’s	Special Equity Fund	**	242,101
	Harbor	Small Cap Value Fund (Inv.)	**	2,835,110
	ING	International Value Fund (A)	**	1,581,421
	Oppenheimer	Developing Markets Fund (A)	**	852,989
	Oppenheimer	International Growth Fund (A)	**	402,987
	Scudder	RREEF Real Estate Fund (A)	**	401,723
	MFS	Value Fund	**	504,764
*	Merrill Lynch	Retirement Preservation Trust	**	2,270,598
*	Wright Express Common Stock Fund	Wright Express Corporation Common Stock Fund	**	56,353
*	Various participants	Participant Loans - maturing at various dates through April 2020 at interest rates of 5.0% - 10.5%	**	390,358

	Total assets held at end of year			$19,186,128

* Party-in-interest
** Cost information is not required for participant-directed investments and therefore is not included.

REQUIRED INFORMATION
The Wright Express Corporation Employee Savings Plan (Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the fiscal year ended December 31, 2005 and supplemental schedules, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee to administer the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Wright Express Employee Savings Plan

Date: June 29, 2006	By	/s/ Robert Cornett

Robert Cornett
Committee Member

Date: June 29, 2006	By	/s/ Hilary Rapkin

Hilary Rapkin
Committee Member

Date: June 29, 2006	By	/s/ Steven Elder

Steven Elder
Committee Member

Date: June 29, 2006	By	/s/ Kelley Shimansky

Kelley Shimansky
Committee Member